UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE THIRD QUARTER 2011

Guadalajara, Jalisco, Mexico, October 26, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the third quarter ended September 30, 2011. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All amounts are presented in nominal pesos.

Summary of Third Quarter 2011 vs. Third Quarter 2010:

●
Total revenues 3Q11 increased 11.7% (Ps. 128.8 million), principally due to a 68.6%, or Ps. 112.6 million, increase in revenues from improvements to concession assets (INIF 17). The sum of aeronautical and non-aeronautical revenues increased 1.7% (Ps. 16.3 million), mainly due to a 4.1% (Ps. 7.7 million) increase in revenues from non-aeronautical services and a 1.1% (Ps. 8.6 million) increase in revenues from aeronautical services.

●
In 3Q11, cost of services increased 0.3% (Ps. 0.7 million), mainly as a result of a  Ps. 17.1 million increase in costs for personnel, security, insurance and utilities, which was offset by a decrease of Ps. 16.4 million in other operating costs.

●
The increase in aeronautical and non-aeronautical revenues caused government concession taxes to rise 1.7% (Ps. 0.8 million) in 3Q11. Similarly, the technical assistance fee increased 2.3% (Ps. 0.7 million).

●	Operating income declined 0.3% (Ps. 1.1 million).

●
EBITDA increased 2.3% (Ps. 14.0 million), from Ps. 603.2 million in 3Q10 to Ps. 617.2 million in 3Q11. EBITDA margin declined from 54.8% in 3Q10 to 50.2% in 3Q11 (excluding the effects of INIF 17, EBITDA margin rose from 64.5% in 3Q10 to 64.8% in 3Q11, an increase of 30 basis points).

●	Net income rose 5.7% (Ps. 18.4 million).

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer
Rodrigo Guzmán, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

Operating Results

During the third quarter of 2011, the Company registered a decrease of 132.5 thousand total terminal passengers, representing a 2.6% reduction compared to the same period of the previous year. Domestic passenger traffic declined 4.5% (160.7 thousand passengers), while international passenger traffic rose 1.9% (28.3 thousand passengers).

It is important to mention that the decrease in passenger traffic in 3Q11 reflects the impact of the indefinite suspension of operations by Grupo Mexicana de Aviación (“GMA”), which took place on August 28, 2010.  Despite the fact that various airlines have initiated routes and increased frequencies to the destinations previously served by GMA, the demand has not yet been met due to a deficit in the number of available seats.

Domestic passenger traffic in 3Q11 had a net decrease of 160.7 thousand passengers compared to 3Q10, primarily as a result of decreases at the airports of Tijuana (99.2 thousand fewer passengers), Guadalajara (64.9 thousand fewer passengers), Los Mochis (14.9 thousand fewer passengers), Puerto Vallarta (14.7 thousand fewer passengers), Guanajuato (10.5 thousand fewer passengers), Morelia (8.5 thousand fewer passengers) and La Paz (5.0 thousand fewer passengers). These declines were partially offset by increases at the airports of Los Cabos (26.0 thousand additional passengers), Hermosillo (24.6 thousand additional passengers), Mexicali (4.5 thousand additional passengers), Aguascalientes (0.9 thousand additional passengers) and Manzanillo (0.9 thousand additional passengers.

With respect to the decline of domestic passenger traffic at the Tijuana airport during 3Q11, the decrease was mainly due to the suspension of operations to Toluca by Interjet, the decline in frequencies to this city by Volaris, due to the effects of substitution with the Mexico City International Airport, the decrease in frequencies to Guadalajara and Monterrey by Aeroméxico and Aeroméxico Connect (the Tijuana –Monterrey route was also affected by the decrease in frequencies by VivaAerobus).  Volaris also suspended service to Puebla and Guanajuato; Aeroméxico also decreased frequencies to Guanajuato. It is important to mention that the Tijuana airport has been experiencing a deceleration. During the second half of 2010, routes to California became temporarily unavailable as a result of the suspension of GMA, causing many airlines to divert their flights through Tijuana, causing a temporary increase in passenger traffic to this airport.  As the number of seats to California has recovered, this trend has reverted, causing a reduction in the number of routes to Tijuana.

The decline of domestic passenger traffic at the Guadalajara airport during 3Q11 was primarily attributable to the suspension of GMA’s flights to Puebla, La Paz, Tijuana, Chihuahua, Monterrey, Acapulco, Los Mochis and Puerto Vallarta.  Flights to Puerto Vallarta were also affected by the exit of VivaAerobus.  Additionally, the decline was due to the decrease in the frequency of flights to Tijuana and Chihuahua by Aeroméxico and Aeroméxico Connect, the suspension of flights by VivaAerobus to Los Mochis and Acapulco, as well as a decline in frequencies to Chihuahua, Monterrey, La Paz, Veracruz and Culiacan by Volaris. Flights to Culiacan were also affected by a decrease in frequencies by Volaris. These declines at the Guadalajara airport were partially offset by: i) an increase in frequencies by Volaris to Mexico City, Cancun, Mexicali and Toluca, Toluca also benefitted by an increase in frequencies by

Third Quarter 2011 Report	Page 2 of 24

Interjet, ii) the increase in frequencies by Interjet and Magnicharters to Cancun, iii) the initiation of routes to Villahermosa and Tuxtla Gutierrez by VivaAerobus, iv) the opening of routes to Mexicali and Hermosillo by Aeroméxico, and v) the increase in frequencies to Mexico City by Interjet, Aeroméxico, Aeroméxico Connect, Volaris and VivaAerobus, also benefitting passenger traffic at the Guadalajara airport.

The decline at the Puerto Vallarta airport was mainly due to the suspension of operations by GMA to Guadalajara and Mexico City, as well as the suspension of flights to Guadalajara by VivaAerobus and the decline in the number of frequencies to Guadalajara by Aeroméxico Connect. Additionally, this airport was affected by the decline in frequencies to Mexico City by Aeroméxico and a lower number of frequencies to Monterrey by VivaAerobus.

At the Los Mochis airport, the decrease was primarily due to the suspension of operations to Mexico City (closed station) by Interjet, by the suspension of operations by VivaAerobus to Monterrey and Tijuana (closed station) and by the decrease in frequencies to Los Cabos by Transportes Aeropacífico.

On the other hand, during 3Q11, the Los Cabos airport experienced an increase in passengers, principally due to the increase in frequencies by Volaris to Tijuana, the opening of the route to Mexico City by Volaris and VivaAerobus, as well as a result of the opening and increase in frequencies to Monterrey by Interjet and Magnicharters, respectively.

The Hermosillo airport experienced an increase in passengers due to additional frequencies to Mexico City by Volaris, Aeroméxico Connect and Interjet, the opening of a route to Guadalajara by Interjet and an increase in frequencies to Mexicali by Aeroméxico Connect.

International passenger traffic experienced a net increase of 28.3 thousand passengers in 3Q11 compared to 3Q10. This increase was primarily due to 99.7 thousand additional passengers at Guadalajara, 7.7 thousand additional passengers at Aguascalientes, 6.0 thousand additional passengers at Guanajuato, 1.4 thousand additional passengers at La Paz, 0.2 thousand additional passengers at Mexicali and 0.1 thousand additional passengers at Los Mochis. These increases were partially offset by decreases at the airports of Puerto Vallarta (66.3 thousand fewer passengers), Los Cabos (12.7 thousand fewer passengers), Morelia (5.4 thousand fewer passengers, Tijuana (0.8 thousand fewer passengers), Hermosillo (0.8 thousand fewer passengers) and Manzanillo (0.7 thousand fewer passengers).

The 16.6% (99.7 thousand passengers) increase at the Guadalajara airport during 3Q11 compared to 3Q10, was mainly due to the initiation of routes to Chicago, Fresno, Las Vegas and San Diego by Volaris and to Chicago, Las Vegas, Fresno, Sacramento and San Francisco by Aeroméxico. Aeroméxico also re-initiated operations to Ontario. Continental initiated a route to Los Angeles and San Francisco and increased its load factors to Houston, mainly due to new equipment. Delta, US Airways, American Airlines and Aeroméxico increased their frequencies to Atlanta, Phoenix, Dallas and San Antonio, respectively, and finally, Alaska Airlines opened a route and Volaris increased frequencies to San Jose, California.

Third Quarter 2011 Report	Page 3 of 24

The increase for the Aguascalientes airport was due mainly to the opening of a route to Los Angeles by Volaris, as well as an increase in frequencies to Dallas by American Airlines.

The increase in the Guanajuato airport was mainly due to the opening of a route to Los Angeles by Continental as well as the increase in frequencies to Dallas by American Airlines.

On the other hand, the Puerto Vallarta airport experienced a 22.1% decrease (66.3 thousand fewer passengers), mainly due to the suspension of operations by GMA, which caused a decline in frequencies to Los Angeles, San Francisco and Chicago.  Additionally, Continental, American and US Airways also decreased the number of frequencies to their respective HUBS in Houston, Dallas and Phoenix due to slower demand, causing declines in the number of seats available.

Short-Term Expectations

●
The loss of seats available on international routes resulting from the suspension of operations by GMA has been partially absorbed by the main U.S. HUBS as an alternate transportation option. Similarly, as various domestic airlines gradually receive airplanes ordered for fleet expansions, the loss of seats available on routes resulting from the suspension of operations by GMA could be recovered.  The Company estimates that by November 2011, 58.9% (compared to 58.4% in September 2011) of the domestic and international seats previously served by GMA will have been recovered, mainly by the initiation of new domestic and international routes by Volaris, Continental, VivaAerobus and Aeroméxico.

●
Economic uncertainty in the United States and Mexico’s current security issues may cause a decline in the number of passengers to and from the U.S. as well as on routes to international tourist destinations in Mexico.

Third Quarter 2011 Report	Page 4 of 24

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Third Quarter 2011 Report	Page 5 of 24

Total Terminal Passengers (in thousands):

Third Quarter 2011 Consolidated Results

Total Revenues for 3Q11 increased 11.7%, or Ps. 128.8 million, from Ps. 1,100.0 million in 3Q10 to Ps. 1,228.8 million in 3Q11. This increase is primarily due to Ps. 276.7 million in revenues from improvements to concession assets (INIF 17) in 3Q11 as compared to Ps. 164.1 million in 3Q10.  This increase in improvements to concession assets represented 87.4% of the increase in total revenues. Revenues from improvements to concession assets are recognized in our accounting as a result of the adoption of INIF 17, but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of INIF 17 are related to construction undertaken during each quarter in accordance with our Master Development Program.

All margins and ratios calculated using “Total revenues” include revenues from improvements to concession assets (INIF 17), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on results that do have a cash impact.

Aeronautical and non-aeronautical revenues

The sum of aeronautical and non-aeronautical revenues increased 1.7%, or Ps. 16.3 million, from Ps. 935.9 million in 3Q10 to Ps. 952.2 million in 3Q11.

- Aeronautical services revenues increased 1.1%, or Ps. 8.6 million, in 3Q11, primarily as a result of a 3.8% (Ps. 20.4 million) increase in passenger charges, primarily due to the 4.4% increase in airport usage fees that took place in April 2011 and the increase in outgoing passenger traffic from the airports of Guadalajara, Los Cabos, Hermosillo, Aguascalientes, Mexicali and Manzanillo. These airports represented a total of 43.6 thousand outgoing passengers, going from 58.9% of total outgoing passengers in 3Q10 to

Third Quarter 2011 Report	Page 6 of 24

62.2% in 3Q11.  The increase in passenger charges was partially offset by a 7.2% (Ps. 11.5 million) decrease in revenue from landing and parking fees, mainly due to the exit of GMA, which took place gradually and suspended operations indefinitely on August 28, 2010. Therefore, GMA operated for two months in 3Q10 at the Company’s airports, while it had no operations in 3Q11.

- Non-aeronautical services revenues increased 4.1% (Ps. 7.7 million) in 3Q11, compared to 3Q10, mainly due to a Ps. 10.4 million increase in revenues from advertising, car rental companies and leasing of space to convenience and duty free stores. This increase was partially offset by a Ps. 3.6 million decrease in revenues from leasing of space to time share developers.

Total operating costs in 3Q11 rose 18.3%, or Ps. 130.0 million, as compared to 3Q10, mainly due to a Ps. 112.6 million increase in costs of improvements to concession assets related to the effects of INIF 17, which represented 86.6% of the increase in total operating costs. The sum of cost of services, government concession taxes, technical assistance fees, depreciation and amortization increased Ps. 17.4 million, or 3.2%.

The increase in total operating costs was primarily a result of the following factors:

›	Cost of services rose 0.3% (Ps. 0.7 million) compared to 3Q10 due to:

● Employee costs increased 5.6% (Ps. 4.7 million) compared to 3Q10, mainly due to increases of Ps. 2.8 million in wages and salaries and Ps. 1.9 million in employee severance payments.

● Maintenance costs increased 6.1% (Ps. 2.7 million) compared to 3Q10, mainly due to costs for general machinery and operating equipment, security equipment, fire rescue equipment and materials for maintenance of terminal spaces.

● Security and insurance costs increased 11.6% (Ps. 3.3 million) in 3Q11 compared to 3Q10, mainly as a result of the increase in security costs resulting from the implementation of additional security measures required by airport authorities related to checking liquids carried by boarding passengers. Additionally, this increase was also the result of higher insurance premiums, for the November 2010 – October 2011 period, due to the natural disasters that took place in Chile and Haiti during 2010.

● Services costs for 3Q11 increased 20.0%, (Ps. 6.4 million) compared to 3Q10.  Electric energy consumption increased Ps. 5.9 million, mainly due to higher electricity rates and increased consumption due to the expansion of terminal spaces. Additionally, services costs were affected by the renovation and expansion of air conditioning equipment based on the construction and improvements outlined in the Master Development Program.

● Other operating costs decreased 25.3% (Ps. 16.4 million) in 3Q11, mainly due to a decrease of Ps. 38.5 million in the reserve for doubtful accounts, since in 3Q10 Ps. 49.9 million were  provisioned in the reserve for doubtful accounts due to GMA and in 3Q11, Ps. 11.1 million was provisioned for various aeronautical and commercial clients. This decrease was offset by increases of Ps. 30.7 million for professional service fees.

Third Quarter 2011 Report	Page 7 of 24

›
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased 1.7%, (Ps. 0.8 million). The technical assistance fee increased 2.3% (Ps. 0.7 million), mainly due to the higher increase in revenues compared with the cost of services and the nominal value of the concession assets.

›
Depreciation and amortization expenses increased 7.0%, or Ps. 15.1 million, compared to 3Q10, due to new investments in fixed assets and improvements made to concession assets, as outlined in our Master Development Program. For the period September 2010 to September 2011, this investment reached Ps. 1,344.7 million, mainly used for terminal spaces (Ps. 475.8 million) and for runways, platforms and aprons (Ps. 419.0 million).

›
Cost of improvements to concession assets (INIF 17) increased by Ps. 112.6 million, from Ps. 164.1 million in 3Q10 to Ps. 276.7 million in 3Q11. The amounts were determined based on the construction and improvements outlined in our Master Development Programs for each period, and the recorded amounts do not have a cash impact on our results or on the Company’s operations.  The increase observed in 3Q11 resulted from the fact that the investment levels in the Master Development Programs for our airports for 2011 are the highest investment levels during the 2010-2014 period.

The Company’s operating margin in 3Q11 declined 380 basis points, from 35.3% in 3Q10 to 31.5% in 3Q11, primarily due to the effects of changes in revenues and costs of improvements to concession assets during the periods, which represented 300 basis points of the total decrease, (operating margin excluding the effects of INIF 17 declined 80 basis points from 41.5% in 3Q10 to 40.7% in 3Q11, mainly due to the increase in costs of services). Operating income declined 0.3%, or Ps. 1.1 million.

EBITDA margin declined 460 basis points, from 54.8% in 3Q10 to 50.2% in 3Q11, mainly due to revenues and costs of improvements to concession assets, which represented 490 basis points of the total decline, (EBITDA margin excluding the effects of INIF 17 increased 30 basis points, from 64.5% in 3Q10 to 64.8% in 3Q11).  As mentioned previously, margins and ratios which include revenues and costs of improvements to concession assets (INIF 17) may not be comparable to ratios and margins that are calculated only with results that have a cash impact. Therefore, although operating and EBITDA margins declined upon including the effects of INIF 17, nominal results for operating income and EBITDA were not affected.

The comprehensive financing result had a positive variation of Ps. 24.8 million from a gain of Ps. 13.2 million in 3Q10 to a gain of Ps. 38.0 million in 3Q11. This variation was mainly due to the change in the effect of exchange rates that went from an exchange rate loss of Ps. 2.3 million in 3Q10 to an exchange rate gain of Ps. 35.5 million, generating an increase of Ps. 37.8 million, in 3Q11. This change was mainly in the effect of exchange rates was due to the fact that in 3Q10 there was a 1.2% appreciation of the peso against the dollar, while in 3Q11 the peso experienced a devaluation of 13.4% against the dollar. This effect was partially offset by a Ps. 11.9 million decline in interest income, which decreased from Ps. 16.5 million in 3Q10 to Ps. 4.6 million in 3Q11.

Third Quarter 2011 Report	Page 8 of 24

Net income in 3Q11 rose Ps. 18.4 million, or 5.7%, compared to 3Q10, mainly driven by a Ps. 24.8 million increase in the integral cost of financing.

Summary of Consolidated Results for 3Q11 (in thousands of pesos):

3Q10	3Q11	Change
Aeronautical Services	745,615	754,172	1.1%
Non aeronautical services	190,306	198,020	4.1%
Services from improvements to concession assets (INIF 17)	164,132	276,695	68.6%
Total Revenues	**1,100,053**	**1,228,887**	**11.7%**
Cost of services	254,340	255,072	0.3%
Cost of improvements to concession assets (INIF 17)	164,132	276,695	68.6%
Costs Subtotal	**418,472**	**531,767**	**27.1%**
Operating Income	388,536	387,408	-0.3%
EBITDA	603,227	617,230	2.3%
Net income	324,312	342,757	5.7%
Net income per share (pesos)	0.5781	0.6110	5.7%
Net income per ADS (US dollars)	0.4198	0.4437	5.7%
Operating income margin %	35.3%	31.5%	-10.7%
Operating income margin % (excluding INIF 17)	41.5%	40.7%	-2.0%
EBITDA margin %	54.8%	50.2%	-8.4%
EBITDA margin % (excluding INIF 17)	64.5%	64.8%	0.6%
Costs subtotal / Total revenues %	38.0%	43.3%	13.8%
Cost of services / Total revenues % (excluding INIF 17)	27.2%	26.8%	-1.4%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.7701 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at September 30, 2011).

Other Important Data for 3Q11 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Third Quarter 2011 Report	Page 9 of 24

Operating Costs for 3Q11 (in thousands of pesos):

First Nine Months of 2011 Consolidated Results

Revenues for the first nine months of 2011 rose 13.3%, or Ps. 432.5 million, from Ps. 3,250.3 million in the first nine months of 2010 to Ps. 3,682.8 million in the first nine months of 2011.  The increase in total revenues was mainly due to a Ps. 382.8 million increase in revenues from improvements to concession assets (INIF 17), representing 88.5% of the total increase in revenues, which rose from Ps. 447.3 million in the first nine months of 2010 to Ps. 830.1 million in the first nine months of 2011. This revenue was recognized in our accounting beginning in 2010 as a result of the adoption of INIF 17, but the recognition does not have a cash impact or an impact on the Company’s operating results. The amounts included as a result of the adoption of INIF 17 are related to construction undertaken in each quarter in accordance with our Master Development Programs. INIF 17 “Service Concession Contracts” was approved by the Mexican Committee for the Investigation and Development of Financial Information Standards (CINIF) on December 9, 2009, and it seeks to clarify the accounting policies that must be followed in the treatment of concessions granted by the Mexican Government to private sector companies to provide services that are considered public in nature.

All margins and ratios calculated using “Total revenues” include revenues from improvements to concession assets (INIF 17), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on results that do have a cash impact.

Aeronautical and non-aeronautical revenues

The sum of aeronautical and non-aeronautical revenues increased 1.8%, or Ps. 49.8 million, from Ps. 2,803.0 million in the first nine months of 2010 to Ps. 2,852.8 million in the first nine months of 2011.

Third Quarter 2011 Report	Page 10 of 24

-
Aeronautical services revenues increased 1.2% (Ps. 26.7 million) in the first nine months of 2011, compared to the same period of 2010, primarily due to a 1.7% (Ps. 32.4 million) increase in revenues from passenger charges and complementary services.  The increase in these revenues was mainly due to an increase in the maximum rates negotiated with the Mexican Ministry of Communications and Transportation (“SCT”) during 2009, and which became effective on January 1, 2010. The increases were reflected in the specific rates for passenger charges, landing fees, and other airport services beginning in April 2010. During 2011, the increased rates were in effect as of January 1 and a new increase of 4.4% took place as of April 2011.  These positive effects was offset by the 2.4% decline in passenger traffic for the January-September 2011 period compared to the same period of 2010, mainly due to the exit of GMA and the worldwide economic situation. Revenues from passenger charges increased 1.4%, or Ps. 24.9 million, due primarily to the increase in passenger charges related to the increase in the Maximum Tariff, which took place in April 2010. As a result, for the first nine months of 2010, only six months had this effect, while in 2011, the effect was for the entire period.

-
Non-aeronautical services revenues increased 4.1% (Ps. 23.0 million) in the first nine months of 2011, as compared to the same period of 2010.  This increase was mainly due to increases in revenues from advertising, car rental agencies, leasing of terminal spaces, leasing of commercial space to convenience stores, car parking and duty-free shops, which represented a combined increase of 6.7% (Ps. 26.3 million). These increases were partially offset by declines in leasing of space to time share developers, which declined 9.3% (Ps. 6.1 million).

Total operating costs and expenses in the first nine months of 2011, compared to the same period of 2010, increased 20.8% (Ps. 429.4 million), mainly due to a Ps. 382.7 million increase in costs of improvements to concession assets related to the effects of INIF 17, representing 89.1% of the total increase in operating costs and expenses. Meanwhile, the sum of cost of services, government concession taxes, technical assistance fees, depreciation and amortization increased Ps. 46.6 million, or 2.9%.

The increase in total operating costs was a result of the following factors:

›	Cost of services in the first nine months of 2011 increased 2.6% (Ps. 18.6 million) as compared to the first nine months of 2010, mainly due to:

●     Employee costs increased 6.3% (Ps. 16.4 million) in the first nine months of 2011, as compared to the first nine months of 2010, mainly due to the fact that in the first nine months of 2011, wages and salaries increased Ps. 7.3 million, employee severance payments increased Ps. 4.6 million and social charges and year-end bonus provisions increased Ps. 2.7 million, among others.

●  Maintenance costs rose 3.2% (Ps. 4.4 million) with respect to the first nine months of 2010, mainly due to in cleaning costs resulting from the expansion of the terminal spaces, routine maintenance of electricity substations and emergency plants, improvements, fire safety equipment and passenger terminal spaces.

Third Quarter 2011 Report	Page 11 of 24

●  Security and insurance costs increased 12.8% (Ps. 10.9 million) in the first nine months of 2011 compared to the first nine months of 2010, mainly due to the increase in security costs resulting from the implementation of additional security measures required by airport authorities related to checking liquids carried by boarding passengers, as well as higher insurance premiums for the period from November 2010 to October 2011, due to the natural disasters that took place during 2010 in Chile and Haiti.

●  Services costs for the first nine months of 2011 increased 14.4% (Ps. 11.6 million) as compared to the first nine months of 2010, mainly due to the increase in electricity rates during the first nine months of 2011, as well as the increase in utilities due to expansion of terminal spaces and the renovation and expansion of air conditioners based on the construction and improvements outlined in the Master Development Program.

●  Other operating costs for the first nine months of 2011 decreased 15.8% (Ps. 24.7 million) as compared to the first nine months of 2010, mainly due to the fact that in 2010 a Ps. 63.3 million provision was taken as a reserve for doubtful accounts (including Ps. 49.9 million related to the suspension of operations of GMA), while in the first nine months of 2011 a provision of only Ps. 5.6 million was made, representing a decline of Ps. 57.7 million. This decrease was partially offset primarily by a Ps. 33.0 million increase in costs for professional service fees.

›
As a result of the increase in aeronautical and non-aeronautical revenues, in the first nine months of 2011, government concession taxes increased 1.8%, (Ps. 2.5 million), while the technical assistance fee increased 1.5% (Ps. 1.4 million) compared to the first nine months of 2010, due to the higher increase in revenues compared with the sum of the cost of services and rights to concession assets in nominal value.

›
Depreciation and amortization expenses increased in the first nine months of 2011 by Ps. 24.2 million, or 3.6%, as compared to the first nine months of 2010, mainly due to increases in construction in progress, investments in fixed assets and improvements to concession assets as outlined in our Master Development Programs.

›
Cost of improvements to concession assets (INIF 17) increased Ps. 382.8 million, from Ps. 447.3 million in the first nine months of 2010 to Ps. 830.1 million in the first nine months of 2011. The amounts were determined based on the construction and improvements outlined in our Master Development Programs for each period, and the recorded amounts do not have a cash impact on our results or on the Company’s operations.  The increase observed in the first nine months of 2011 resulted from the fact that the investment levels in the Master Development Programs for our airports for 2011 are the highest investment levels during the 2010-2014 period.

The Company’s operating margin in the first nine months of 2011 declined 420 basis points, from 36.5% in the first nine months of 2010 to 32.3% in the first nine months of 2011, due in part to the effects of changes in revenues and costs of improvements to concession assets during

Third Quarter 2011 Report	Page 12 of 24

the periods (operating margin excluding the effects of INIF 17, declined 70 basis points from 42.4% in the first nine months of 2010 to 41.7% in the first nine months of 2011, mainly due to the increases in costs of personnel, security, insurance and electricity, previously mentioned). The nominal value of our operating income increased Ps. 3.1 million.

EBITDA margin declined 590 basis points, from 56.9% in the first nine months of 2010 to 51.0% in the first nine months of 2011, mainly due to the effects of revenue-costs for improvements to concession assets, which represented 570 basis points of the decrease (EBITDA margin excluding the effects of INIF 17 declined 20 basis points, from 66.0% in the first nine months of 2010 to 65.8% in the first nine months of 2011).  As mentioned previously, margins and ratios, which include revenues and costs of improvements to concession assets (INIF 17) may not be comparable to ratios and margins that are calculated only with results that have a cash impact. Therefore, although operating and EBITDA margins declined upon including the effects of INIF 17, nominal results for operating income and EBITDA were not affected.

The comprehensive financing result had a positive variation of Ps. 20.7 million, from Ps. 23.9 million in the first nine months of 2010 to Ps. 44.6 million in the first nine months of 2011. This increase was mainly due to the change in the exchange rate effect that went from a loss of Ps. 11.3 million in the first nine months of 2010 to a gain of Ps. 14.4 million in the first nine months of 2011, resulting in a positive effect of Ps. 25.7 million. This gain was mainly due to the fact that in the first nine months of 2010, the peso appreciated 4.3% against the dollar, while during the first nine months of 2011, the peso experienced a devaluation of 8.7% against the dollar. This exchange rate gain was partially offset by the decrease in interest revenues, which decreased from Ps. 40.4 million in the first nine months of 2010 to Ps. 35.6 million in the first nine months of 2011, mainly as a result of a decrease in the average balance of investments.

Net income in the first nine months of 2011 declined Ps. 124.0 million, or 11.8%, as compared to the first nine months of 2010.  This decline was mainly due to income taxes. In the first nine months of 2010, the Company had a deferred income tax benefit of Ps. 221.7 million, while in the first nine months of 2011, the Company’s deferred income tax benefit declined to Ps. 82.0 million.  The net effect was an income tax increase of Ps. 139.7 million in 2011. The change in the deferred income tax benefit was due to the fact that in the first nine months of 2010 inflation was 2.43%, while in the first nine months of 2011 inflation was 1.19%. This led to a benefit in the first nine months of 2011 as compared to the first nine months of 2010.  Additionally, in the first nine months of 2010, the amortization tax rate applied to the Los Mochis airport concession changed and generated a deferred income tax benefit of Ps. 73.7 million. This situation did not recur during the first nine months of 2011.

Third Quarter 2011 Report	Page 13 of 24

Summary of Consolidated Results for 9M10 (in thousands of pesos):

9M10	9M11	Change
Aeronautical Services	2,236,049	2,262,780	1.2%
Non aeronautical services	566,949	589,990	4.1%
Services from improvements to concession assets (INIF 17)	447,347	830,085	85.6%
Total Revenues	**3,250,346**	**3,682,856**	**13.3%**
Cost of services	716,810	735,402	2.6%
Cost of improvements to concession assets (INIF 17)	447,347	830,085	85.6%
Costs Subtotal	**1,164,157**	**1,565,487**	**34.5%**
Operating Income	1,187,165	1,190,292	0.3%
EBITDA	1,849,308	1,876,593	1.5%
Net income	1,055,058	931,061	-11.8%
Net income per share (pesos)	1.8807	1.6596	-11.8%
Net income per ADS (US dollars)	1.3658	1.2053	-11.8%
Operating income margin %	36.5%	32.3%	-11.5%
Operating income margin % (excluding INIF 17)	42.4%	41.7%	-1.5%
EBITDA margin %	56.9%	51.0%	-10.4%
EBITDA margin % (excluding INIF 17)	66.0%	65.8%	-0.3%
Costs subtotal / Total revenues %	35.8%	42.5%	18.7%
Cost of services / Total revenues % (excluding INIF 17)	25.6%	25.8%	0.8%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.7701 per U.S. dollar (published by the Board of Governors of the
Federal Reserve noon buying rate at September 30, 2011).

Other Important Data for 9M11 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Third Quarter 2011 Report	Page 14 of 24

Operating Costs for 9M10 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the first nine months of 2011 were Ps. 2,262.8 million, resulting from an average of Ps. 140.2 per WLU. Regulated revenues accounted for 61.4% of total revenues and 79.3% of our aeronautical and non-aeronautical revenues for the period.

The SCT annually reviews the Company’s compliance with the maximum rates, and the SCT has confirmed that the Company complied for 2010.

Balance Sheet

At September 30, 2011, the Company maintained a balance of cash and cash equivalents of         Ps. 1,964.0 million, of which Ps. 113.1 million are held in a trust for satisfaction of the contract for the supply of checked baggage inspection systems.  In addition, it is important to mention that the amount of cash and cash equivalents includes guaranteed deposits of Ps. 252.5 million, which were made by airlines to the Company as a result of the new agreements for collecting passenger charges signed during the fourth quarter of 2009.

At September 30, 2011, the Company’s principal assets consisted of the balance of the concession value in the amount of Ps. 16,001.8 million, rights to use airport facilities for Ps. 2,037.5 million and improvements to concession assets and fixed assets of Ps. 4,957.0 million. These balances represented approximately 56.0%, 7.1% and 17.3%, of total assets, respectively.

Third Quarter 2011 Report	Page 15 of 24

On January 1, 2011, NIF C-5, “Advance payments and other assets” became effective. The effects of this new regulation were applied retroactively.  As a result, the amount of advance payments to suppliers, which totaled Ps. 230.6 million in 2010, was reclassified from the Improvements to Concession Assets line item to Other Assets. In the first nine months of 2011, the advance payments to suppliers were Ps. 201.2 million.

Deferred income and recoverable asset taxes increased Ps. 282.0 million at the end of the first nine months of 2011 as compared to the same period of 2010. This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which requires that the book value of non-monetary assets be updated only when inflation is greater than 26% for the three years prior.  Therefore, our book value for the concession, rights to use airport facilities, improvements to concession assets and fixed assets are less than the taxable values which are updated.  The increase is primarily the result of deferred income taxes (“impuesto sobre la renta diferido” or “ISR”) for the concession, rights to use airport facilities, improvements to concession assets and fixed assets.

CAPEX

During the first nine months of 2011, the Company invested Ps. 916.2 million in capital expenditures, that mainly correspond to investments made during the first nine months of 2011 and part of the investments pending payment at the end of 2010, in accordance with NIF B-2 “Statement of Cash Flows”.

Recent Events

-
On April 27, 2011, at the Company’s Annual General Shareholders’ Meeting, GAP’s shareholders approved a dividend payment of Ps. 1,040.0 million, or Ps. 1.9231, per ordinary share outstanding at the date of the Annual General Shareholders’ Meeting, excluding shares repurchased by the Company. On May 31, 2011, a dividend payment of Ps. 780.0 million, or Ps. 1.4424 per ordinary share. The second dividend payment of Ps. 0.4807 per ordinary share will be made on or before November 30, 2011 (excluding shares repurchased by the Company).

-
On April 27, 2011, the Annual General Shareholders’ Meeting was informed with regards to advances to the approved share repurchase fund.  Share repurchases reached Ps. 913.8 million (20.2 million shares) of the Ps. 1,000 million approved.  In addition, at the same Shareholders’ Meeting, the cancellation of the Fund’s remaining Ps. 86.2 million was approved, while the maximum amount of resources for the Repurchase Fund for the 12 month period following the aforementioned Shareholders’ Meeting was approved for Ps. 473.5 million, of which, Ps. 458.5 million was used to purchase 9.7 million Series B shares as of September 30, 2011.

-
On August 3, 2011, Ernesto Vega Velasco and José Rincón Gallardo Purón resigned from the Company’s Board of Directors and the Company’s Auditing Committee.  On August 26, 2011, the Board of Directors appointed by co-optation Jaime Cortés Rocha, Francisco Glennie y Graue, José Alejandro Casas Gonzalez, Carlos Bravo Almenar and Leon Falic as members of the Company’s Board of Directors.  In addition, Eduardo Gallástegui Armella

Third Quarter 2011 Report	Page 16 of 24

was appointed by co-optation as a Director representing Grupo Mexico.   Furthermore, José Alejandro Casas González, Carlos Bravo Almenar and Jaime Cortés Rocha were appointed as members of the Audit Committee.  On September 22, 2011, the Company’s Board of Directors appointed Carlos Cárdenas Guzmán as a provisional member of the Board of Directors, as well as a member of the Audit Committee in substitution of José Alejandro Casas González.  The Audit Committee is therefore comprised of Jaime Cortés Rocha, Carlos Bravo Almenar and Carlos Cárdenas Guzmán.

Recent Events (Regarding Grupo México S.A.B. de C.V.)

-
On August 4, 2011, GAP announced that the Ninth District Administrative Court in Mexico City affirmed the preliminary injunction by GAP, and ordered an indefinite suspension prohibiting the Mexican Banking and Securities Commission (the “CNBV”) from issuing a decision regarding the public tender offer (the “OPA”) announced by Grupo México S.A.B. de C.V. (“Grupo Mexico”) until the protection proceeding is resolved by the court.

-
On October 3, 2011, Grupo Mexico announced via a press release that as of that date, Grupo Mexico had acquired 144.1 million GAP shares, which represents 25.7% of GAP’s outstanding shares, and 30.2% of the shares trading on public markets.

-
On October 5, 2011, GAP announced in a press release that it was informed that a common court of first instance for the Federal District held that Articles X and XII of the Company’s by-laws do not conform to the Mexican Securities Market Law. This ruling must be reviewed by an appeals court and then by a federal court, who has the ability to revoke it. However, the ruling remains valid until then. On October 18, 2011 GAP announced that on October 17, the Company appealed the ruling of the common court of first instance on the proceeding initiated by Grupo México related to Articles X and XII of the Company’s by-laws, which will be subject to review by an Appeals Court and then by a Federal Court, who has the ability to revoke it; however, the ruling remains in place until then.

Changes in Accounting Policies

As of January 1, 2011, the following new accounting rules became effective:

●	B-5, Financial information by segment
●	B-9, Financial information as of intermediate dates
●	C-4, Inventories
●	C-5, Advance payments and other assets
●	C-6, Property, plant and equipment
●	Changes to 2011 Financial Reporting Norms

As of the date of this report, some of the above mentioned NIF regulations have been adopted by the Company; however, the Company continues to determine all of the effects these new regulations will have on its financial results.

Third Quarter 2011 Report	Page 17 of 24

In August 2010, INIF 19, “Change derived from the adoption of the international financial reporting standards” was published.

This INIF establishes disclosure rules for companies that are either required to or voluntarily adopt the International Financial Reporting Standards (IFRS) as the regulatory basis for the presentation of financial statements.

As a result and according to the new INIF, GAP informs the following:

GAP, as a public company trading on the Mexican Stock Exchange, by law, has to report its financial information according to IFRS as of the 2012 fiscal year.

GAP plans to adopt IFRS on January 1, 2012, even though early adoption is permitted.

As of the date of this report, GAP has conceptually analyzed the differences between NIF and IFRS, but the Company has not yet determined exactly how the effects will impact the Company’s financial statements once GAP adopts the new rules. Therefore, the Company is unable at this time to disclose any amounts or monetary effects in this regard.

* * *

Third Quarter 2011 Report	Page 18 of 24

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Third Quarter 2011 Report	Page 19 of 24

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q10	3Q11	Change	9M10	9M11	Change
Guadalajara						
Aeronautical services	289,048	301,065	4.2%	806,814	832,560	3.2%
Non aeronautical services	67,081	73,897	10.2%	187,085	206,274	10.3%
Improvements to concession assets (INIF 17)	15,745	46,407	194.7%	95,921	139,222	45.1%
Total Revenues	**371,873**	**421,370**	**13.3%**	**1,089,820**	**1,178,056**	**8.1%**
Operating Income	173,719	217,440	25.2%	487,673	567,939	16.5%
EBITDA	**240,108**	**285,553**	**18.9%**	**703,890**	**772,463**	**9.7%**
Tijuana						
Aeronautical services	120,706	114,578	-5.1%	323,291	319,781	-1.1%
Non aeronautical services	23,516	22,017	-6.4%	68,426	66,333	-3.1%
Improvements to concession assets (INIF 17)	21,768	48,528	122.9%	77,651	145,584	87.5%
Total Revenues	**165,990**	**185,123**	**11.5%**	**469,367**	**531,698**	**13.3%**
Operating Income	61,469	49,464	-19.5%	141,139	130,333	-7.7%
EBITDA	**97,065**	**87,127**	**-10.2%**	**248,035**	**241,373**	**-2.7%**
Puerto Vallarta						
Aeronautical services	82,963	73,047	-12.0%	334,098	315,891	-5.4%
Non aeronautical services	34,412	31,862	-7.4%	108,928	105,197	-3.4%
Improvements to concession assets (INIF 17)	3,152	55,649	1665.5%	55,060	166,946	203.2%
Total Revenues	**120,527**	**160,558**	**33.2%**	**498,086**	**588,035**	**18.1%**
Operating Income	46,596	32,263	-30.8%	229,745	197,372	-14.1%
EBITDA	**75,870**	**61,928**	**-18.4%**	**317,217**	**293,006**	**-7.6%**
Los Cabos						
Aeronautical services	105,684	112,302	6.3%	348,277	361,640	3.8%
Non aeronautical services	40,068	42,403	5.8%	127,507	132,237	3.7%
Improvements to concession assets (INIF 17)	26,359	102,893	290.4%	95,271	308,679	224.0%
Total Revenues	**172,111**	**257,598**	**49.7%**	**571,055**	**802,555**	**40.5%**
Operating Income	80,403	81,181	1.0%	281,456	282,880	0.5%
EBITDA	**103,879**	**110,262**	**6.1%**	**352,034**	**363,537**	**3.3%**

Third Quarter 2011 Report	Page 20 of 24

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	3Q10	3Q11	Change	9M10	9M11	Change
Hermosillo						
Aeronautical services	34,222	38,875	13.6%	100,571	106,494	5.9%
Non aeronautical services	6,066	6,389	5.3%	17,766	18,043	1.6%
Improvements to concession assets (INIF 17)	17,854	8,100	-54.6%	23,143	24,300	5.0%
Total Revenues	**58,143**	**53,364**	**-8.2%**	**141,480**	**148,837**	**5.2%**
Operating Income	12,184	17,547	44.0%	29,152	36,441	25.0%
EBITDA	**23,968**	**29,697**	**23.9%**	**64,494**	**73,162**	**13.4%**
Guanajuato						
Aeronautical services	35,517	36,457	2.6%	97,872	100,236	2.4%
Non aeronautical services	6,926	8,124	17.3%	20,439	22,587	10.5%
Improvements to concession assets (INIF 17)	24,991	9,863	-60.5%	28,448	29,588	4.0%
Total Revenues	**67,433**	**54,444**	**-19.3%**	**146,759**	**152,410**	**3.9%**
Operating Income	13,537	15,563	15.0%	35,471	33,948	-4.3%
EBITDA	**23,830**	**26,958**	**13.1%**	**66,515**	**69,358**	**4.3%**
Others (1)						
Aeronautical services	77,475	77,847	0.5%	225,127	226,178	0.5%
Non aeronautical services	12,239	13,328	8.9%	36,799	39,319	6.8%
Improvements to concession assets (INIF 17)	54,263	5,255	-90.3%	71,853	15,766	-78.1%
Total Revenues	**143,977**	**96,431**	**-33.0%**	**333,778**	**281,264**	**-15.7%**
Operating Income	- 12,937	- 3,369	-74.0%	- 24,799	- 22,731	-8.3%
EBITDA	**21,668**	**35,084**	**61.9%**	**78,900**	**89,766**	**13.8%**
Total						
Aeronautical services	745,615	754,172	1.1%	2,236,049	2,262,780	1.2%
Non aeronautical services	190,306	198,020	4.1%	566,949	589,990	4.1%
Improvements to concession assets (INIF 17)	164,132	276,695	68.6%	447,347	830,085	85.6%
Total Revenues	**1,100,053**	**1,228,887**	**11.7%**	**3,250,346**	**3,682,856**	**13.3%**
Operating Income	374,970	410,088	9.4%	1,179,836	1,226,183	3.9%
EBITDA	**586,388**	**636,608**	**8.6%**	**1,831,085**	**1,902,664**	**3.9%**

(1)”Other” includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Third Quarter 2011 Report	Page 21 of 24

Exhibit B: Consolidated Balance Sheet as of September 30 (in thousands of pesos):

Third Quarter 2011 Report	Page 22 of 24

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Third Quarter 2011 Report	Page 23 of 24

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

Third Quarter 2011 Report	Page 24 of 24

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 27, 2011